As filed with the Securities and Exchange Commission on August 8, 2018

Registration No. 333-226173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

MESA AIR GROUP, INC.
(Exact name of registrant as specified in its charter)

Nevada	4512	85-0302351
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(602) 685-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jonathan G. Ornstein
Chairman and Chief Executive Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(602) 685-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory R. Hall DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016 (480) 606-5100	Brian S. Gillman Executive Vice President, General Counsel and Secretary Mesa Air Group, Inc. 410 North 44th Street, Suite 700 Phoenix, Arizona 85008 (602) 685-4000	Anna T. Pinedo Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 (212) 506-2275

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

"*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for additional information regarding our historical financial results.

We have presented the following preliminary estimated ranges of certain of our financial results for the quarter ended June 30, 2018:

	Quarter Ended June 30, 2018	
	Low	High
	(in thousands)	
Consolidated Statements of Operations Data:		
Operating revenues:		
Contract revenue	$159,700	$159,700
Pass-through and other	11,800	11,800
Total operating revenues	171,500	171,500
Total operating expenses	174,300	171,300
Operating (loss) income	(2,800)	200
Total other expense	(14,100)	(14,100)
Loss before taxes	(16,900)	(13,900)
Non-GAAP financial data:		
Loss before taxes	(16,900)	(13,900)
Revaluation of liability awards	12,000	10,000
Lease termination costs	15,100	15,100
Income before taxes, excluding lease termination costs and revaluation of liability awards	$ 10,200	$ 11,200
Adjusted EBITDA(1)	$ 40,300	$ 41,300
Adjusted EBITDAR(1)	$ 58,200	$ 59,200

---

(1) We define Adjusted EBITDA as earnings before interest, income taxes, and depreciation and amortization, adjusted for the impact of revaluation of liability awards and lease termination costs. We define Adjusted EBITDAR as earnings before interest, income taxes, depreciation and amortization and aircraft rent, adjusted for the impact of revaluation of liability awards and lease termination costs. The most directly comparable GAAP measure is income before taxes.

We present Adjusted EBITDA and Adjusted EBITDAR, which are not recognized financial measures under GAAP, as supplemental disclosures because our senior management believes that these are well recognized valuation metrics in the airline industry that are frequently used by companies, investors, securities analysts and other interested parties in comparing companies in our industry. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA and Adjusted EBITDAR, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA and Adjusted EBITDAR. Our presentation of Adjusted EBITDA and Adjusted EBITDAR should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA or Adjusted EBITDAR following this offering, and any such modification may be material.

Adjusted EBITDA and Adjusted EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include: (i) Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; (ii) Adjusted EBITDA and Adjusted EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (iii) Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; (iv) Adjusted EBITDA and Adjusted EBITDAR do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (v) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future; and (vi) Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements and other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. In addition, Adjusted EBITDAR should not be viewed as a measure of overall performance because it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. For the foregoing reasons, each of Adjusted EBITDA and Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

The following table presents a reconciliation of income before taxes to estimated Adjusted EBITDA and Adjusted EBITDAR for the period presented.

	Quarter Ended June 30, 2018	
	Low	High
	(in thousands)	
Reconciliation:		
Loss before taxes	$(16,900)	$(13,900)
Revaluation of liability awards	12,000	10,000
Lease termination costs	15,100	15,100
Interest expense	14,100	14,100
Depreciation and amortization	16,000	16,000
Adjusted EBITDA	40,300	41,300
Aircraft rent	17,900	17,900
Adjusted EBITDAR	58,200	59,200

	Quarter Ended June 30, 2018	
	Low	High
	(in thousands)	
Balance Sheet Data:		
Cash and cash equivalents	$ 41,700	$ 41,700
Accrued compensation	24,000	22,000
Long-term debt, including current portion	994,100	994,100

	Quarter Ended June 30, 2018
Operating Data	
Block hours	102,939
Departures	57,782

Effectiveness of Stock Split and Increase in Authorized Shares

On August 8, 2018, we filed our second amended and restated articles of incorporation, which, among other things: (i) effected a 2.5-for-1 stock split of our common stock; and (ii) increased the authorized number of shares of our common and preferred stock to 125,000,000 and 5,000,000, respectively. Except as otherwise noted, all references to share and per share amounts related to common stock, equity awards and non-equity awards in this prospectus, our consolidated financial statements and our condensed consolidated financial statements reflect the stock split and increase in authorized shares.

THE OFFERING

Common stock offered by us	10,700,000 shares.
Common stock to be outstanding after the offering	35,201,142 shares (or 36,139,475 shares, if the underwriters exercise in full their overallotment option as described below).
Underwriters' option to purchase additional shares	We and the selling shareholders may sell up to an aggregate of 1,605,000 additional shares if the underwriters exercise their option to purchase additional shares.
Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $145.9 million (or approximately $158.3 million if the underwriters exercise their overallotment option) based on an assumed initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated expenses of this offering payable by us.
	We intend to use the net proceeds from this offering to: (i) repay all outstanding indebtedness under our CIT Revolving Credit Facility in the amount of $25.7 million; (ii) repay from $20.0 to $40.0 million of existing indebtedness under our Spare Engine Facility and the Subordinated GECAS Notes; and (iii) in connection with the repayment, refinance the remaining portion of indebtedness under our Spare Engine Facility and the Subordinated GECAS Notes. For a further description of our CIT Revolving Credit Facility, Spare Engine Facility and Subordinated GECAS Notes, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contractual Obligations*" elsewhere in this prospectus. We intend to use any remaining proceeds for general corporate purposes, which may include the repayment or refinancing of indebtedness, working capital and capital expenditures, including flight equipment acquisitions and lease buyouts. See "*Use of Proceeds*."
	We will not receive any of the proceeds from the sale of any shares sold by the selling shareholders if the underwriters exercise their option to purchase additional shares. See "*Principal and Selling Shareholders*."
Risk factors	See "*Risk Factors*" beginning on page 19 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
NASDAQ trading symbol	"MESA"

The number of shares of our common stock outstanding after this offering is based on 12,394,215 shares outstanding as of March 31, 2018, 10,890,905 shares issuable upon exercise of warrants with an exercise price of $0.004 per share, 250,000 shares issuable upon exercise of warrants with an exercise price of $3.20 per share (which were terminated in June 2018) and 966,022 shares of restricted common stock to be issued under our 2018 Equity Incentive Plan (the "2018 Plan") immediately following the completion of this offering in exchange for vested SARs previously issued under the Mesa Air Group, Inc. Amended and Restated Stock Appreciation Rights Plan (the "SAR Plan"), and excludes:

- 744,497 awarded and unvested shares of common stock under the Mesa Air Group, Inc. 2011 Stock Incentive Plan (the "2011 Plan") as of March 31, 2018;

- 20,843 awarded and unvested shares of common stock under the Mesa Air Group, Inc. 2017 Stock Plan (the "2017 Plan") as of March 31, 2018;

- 323,048 awarded and unvested restricted stock units under the Mesa Air Group, Inc. Restricted Phantom Stock Units Plan (the "RSU Plan") as of March 31, 2018; and

- 300,012 shares of restricted common stock to be issued under our 2018 Plan, in exchange for unvested SARs previously issued under our SAR Plan.

We expect that an aggregate of 105,275 shares will vest under our 2011 Plan, 2017 Plan and RSU Plan, net of new awards granted, between March 31, 2018 and the completion of this offering. In addition, immediately following the completion of this offering, the remaining unvested equity awards then outstanding under the 2011 Plan, 2017 Plan and RSU Plan will be cancelled and exchanged for 983,113 shares of restricted common stock under our 2018 Plan, and will remain subject to vesting on the same terms set forth in the prior vesting schedules. The SARs previously issued under our SAR Plan, which currently settle only in cash, will be cancelled and exchanged for an aggregate of 1,266,034 shares of restricted common stock under our 2018 Plan (collectively, the "2018 Plan Issuances"), of which 966,022 will be fully vested upon issuance and are included in the number of shares of our common stock outstanding after this offering. See "*Shares Eligible for Future Sale— Proposed Equity Exchange and 2018 Plan Issuances*" elsewhere in this prospectus.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

- the filing and effectiveness of our second amended and restated articles of incorporation in Nevada and the adoption of our amended and restated bylaws, each of which occurred on August 8, 2018;

- no exercise of the underwriters' option to purchase up to 1,605,000 additional shares of our common stock from us and the selling shareholders; and

- a 2.5-for-1 forward stock split of our common stock effected on August 8, 2018.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize the financial and operating data for our business for the periods presented. You should read this summary consolidated financial data in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

The summary historical consolidated statement of operations data for our fiscal years ended September 30, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data for the six months ended March 31, 2018 has been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The summary historical consolidated statements of operations data for our fiscal years ended September 30, 2013, 2014 and 2015 have been derived from our consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the six months ended March 31, 2018 are not indicative of the results expected for the full year.

	Year Ended September 30,					Six Months Ended March 31,	
	2013[1]	2014[1]	2015	2016	2017	2017	2018
	(in thousands, except per share data)						
Operating revenues:							
Contract revenue	$ 382,125	$ 407,408	$ 481,168	$ 569,373	$ 618,698	$ 309,711	$ 310,904
Pass-through and other	33,131	28,617	24,931	18,463	24,878	9,619	21,420
Total operating revenues	**415,256**	**436,025**	**506,099**	**587,836**	**643,576**	**319,330**	**332,324**
Operating expenses:							
Flight operations	78,685	93,092	118,600	141,422	155,516	72,349	103,807
Fuel	13,531	6,092	1,017	753	766	400	198
Maintenance	102,473	123,506	142,643	225,130	210,729	117,422	105,756
Aircraft rent	77,243	80,942	69,083	71,635	72,551	36,060	36,582
Aircraft and traffic servicing	28,363	20,817	13,274	3,936	3,676	1,580	1,744
Promotions and sales[2]	5,406	2,795	11	—	—	—	—
General and administrative	31,598	34,501	39,940	42,182	38,996	20,676	21,267
Depreciation and amortization	32,945	33,425	42,296	46,020	61,048	29,600	31,598
Asset impairment	7,942	—	—	—	—	—	—
Total operating expenses	**378,186**	**395,170**	**426,864**	**531,078**	**543,282**	**278,087**	**300,952**
Operating income	**37,070**	**40,855**	**79,235**	**56,758**	**100,294**	**41,243**	**31,372**
Other (expense) income, net:							
Interest expense	(9,043)	(9,881)	(16,984)	(32,618)	(46,110)	(21,840)	(27,474)
Interest income	71	14	21	325	32	15	19
Other income (expense), net	2,458	(475)	975	381	(514)	(394)	(102)
Total other (expense) income, net	**(6,514)**	**(10,342)**	**(15,988)**	**(31,912)**	**(46,592)**	**(22,219)**	**(27,557)**
Income before taxes	30,556	30,513	63,247	24,846	53,702	19,024	3,815
Income tax (benefit) expense	(11,078)	11,749	24,248	9,926	20,874	7,110	(21,181)
Net income	**$ 41,634**	**$ 18,764**	**$ 38,999**	**$ 14,920**	**$ 32,828**	**$ 11,914**	**$ 24,996**
Net income per share attributable to common shareholders:							
Basic[3]	$ 5.83	$ 2.53	$ 5.03	$ 1.56	$ 3.01	$ 1.11	$ 2.18
Diluted[3]	$ 1.81	$ 0.82	$ 1.61	$ 0.62	$ 1.40	$ 0.51	$ 1.06
Pro forma net income per share attributable to common shareholders (unaudited)[4]:							
Basic					$ 1.54		$ 1.18
Diluted					$ 0.97		$ 0.76
Weighted-average common shares outstanding:							
Basic	7,146,165	7,425,165	7,749,665	9,558,242	10,918,527	10,780,678	11,441,271
Diluted	23,029,960	22,983,286	24,161,935	24,082,114	23,385,778	23,443,541	23,562,884
Non-GAAP financial data:							
EBITDA[5]	$ 72,473	$ 73,805	$ 122,506	$ 103,159	$ 160,828	$ 70,449	$ 62,868
EBITDAR[5]	$ 149,716	$ 154,747	$ 191,589	$ 174,794	$ 233,379	$ 106,509	$ 99,450

(1) Our operations data for our fiscal years ended September 30, 2013 and 2014 include results from our historical *go!* operations. We operated *go!* as an inter-island air carrier in Hawaii from 2006 to 2014.

(2) Promotion and sales primarily consists of reservations and marketing costs related to our historical *go!* operations. We do not pay promotion and sales expenses under our capacity purchase agreements.

(3) See Note 10 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted earnings per share.

(4) Pro forma net income per share attributable to common shareholders data is presented for our fiscal year ended September 30, 2017 and the six months ended March 31, 2018 to give effect to: (i) the issuance of 10,700,000 shares of our common stock pursuant to this offering; (ii) our application of the net proceeds from this offering as set forth under "*Use of Proceeds*," assuming an initial public offering price of $15.00 per share (which is the mid-point of the estimated price range set forth on the cover page of this prospectus); and (iii) the issuance of shares of restricted common stock under our 2018 Plan immediately following the completion of this offering as part of the 2018 Plan Issuances. For a description of the method used to calculate the number of shares of restricted common stock to be issued under the 2018 Plan immediately after this offering, see "*Shares Eligible for Future Sale—Proposed Equity Exchange and 2018 Plan Issuances*" elsewhere in this prospectus. See "*Use of Proceeds*" for a description of the assumptions underlying the pro forma data related to our anticipated use of proceeds. This pro forma net income per share attributable to common shareholders data is presented for informational purposes only and does not purport to represent what our pro forma net income (loss) or net income (loss) per share attributable to common shareholders actually would have been had this offering or the 2018 Plan Issuances been completed on October 1, 2016, or to project our net income or net income per share attributable to common shareholders for any future period.

(5) We define EBITDA as earnings before interest, income taxes, and depreciation and amortization. We define EBITDAR as earnings before interest, income taxes, depreciation and amortization and aircraft rent. EBITDA and EBITDAR are included as supplemental disclosure because our senior management believes that they are well recognized valuation metrics in the airline industry that are frequently used by companies, investors, securities analysts and other interested parties in comparing companies in our industry.

EBITDA and EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include: (i) EBITDA and EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; (ii) EBITDA and EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (iii) EBITDA and EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; (iv) EBITDA and EBITDAR do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (v) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future; and (vi) EBITDA and EBITDAR do not reflect any cash requirements for such replacements and other companies in our industry may calculate EBITDA and EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, EBITDA and EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. In addition, EBITDAR should not be viewed as a measure of overall performance because it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. For the foregoing reasons, each of EBITDA and EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

The following table sets forth a reconciliation of net income and basic and diluted shares used to calculate pro forma basic and diluted net income per share attributable to common shareholders:

	Year Ended September 30, 2017	Six Months Ended March 31, 2018
	(in thousands, except per share data)	
Reconciliation:		
Net income	$ 32,828	$ 24,996
Pro forma adjustment to reflect reduction of interest expense related to the repayment of outstanding indebtedness under our CIT Revolving Credit Facility	270	742
Pro forma adjustment to reflect reduction of interest expense related to partial repayment and refinancing of our Spare Engine Credit Facility and Subordinated GECAS Notes[1]	2,606	2,241
Pro forma adjustment to reflect tax effect at statutory rates[2]	(1,007)	(732)
Total pro forma adjustment[3]	1,869	2,251
Net income used in calculating pro forma net income per share attributable to common shareholders, basic and diluted	$ 34,697	$ 27,247

	Year Ended September 30, 2017	Six Months Ended March 31, 2018
	(in thousands, except per share data)	
Weighted average shares outstanding used to calculate net income per share attributable to common shareholders, basic	10,918,527	11,441,271
Pro forma adjustment to reflect issuance of 10,700,000 shares of our common stock pursuant to this offering	10,700,000	10,700,000
Pro forma adjustment to reflect issuance of shares of restricted common stock under our 2018 Plan in exchange for vested SARs	966,022	966,022
Weighted average shares used to calculate pro forma net income per share attributable to common shareholders, basic	22,584,549	23,107,293
Effect of dilutive warrants and unvested shares of common stock	12,467,250	12,121,613
Pro forma effect of dilutive issuance of shares of restricted common stock under our 2018 Plan in exchange for unvested SARs and unvested restricted stock units	747,456	747,456
Weighted average shares used to calculate pro forma net income per share attributable to common shareholders, diluted	35,799,255	35,976,362
Pro forma net income per share attributable to common shareholders:		
Basic	$ 1.54	$ 1.18
Diluted	0.97	0.76

(1) We have received a nonbinding financing letter relating to a proposed refinancing of the Spare Engine Credit Facility and Subordinated GECAS Notes, which, if completed, would reduce the applicable interest rate from LIBOR plus a spread ranging from 7.25% to 7.50% to LIBOR plus 4.0%. For each 1/8 percent variance in the applicable interest rates in excess of LIBOR plus 4.0%, pro forma interest expense would change by approximately $0.05 million and $0.04 million, respectively, for the periods presented.
(2) We have used a blended federal statutory income tax rate of 24.5% on taxable income earned during our 2018 fiscal year as a result of the Tax Cuts and Jobs Act (the "Tax Act"). For our 2017 fiscal year, we used a federal statutory income tax rate of 35%.
(3) See "*Use of Proceeds*" for a description of the assumptions underlying the pro forma data related to our anticipated use of proceeds.

The following table presents the reconciliation of net income to EBITDA and EBITDAR for the periods presented below:

	Year Ended September 30,					Six Months Ended March 31,	
	2013	2014	2015	2016	2017	2017	2018
	(in thousands)						
Reconciliation:							
Net income	$ 41,634	$ 18,764	$ 38,999	$ 14,920	$ 32,828	$ 11,914	$ 24,996
Interest expense	9,043	9,881	16,984	32,618	46,110	21,840	27,474
Interest income	(71)	(14)	(21)	(325)	(32)	(15)	(19)
Income tax expense (benefit)	(11,078)	11,749	24,248	9,926	20,874	7,110	(21,181)
Depreciation and amortization	32,945	33,425	42,296	46,020	61,048	29,600	31,598
EBITDA	72,473	73,805	122,506	103,159	160,828	70,449	62,868
Aircraft rent	77,243	80,942	69,083	71,635	72,551	36,060	36,582
EBITDAR	149,716	154,747	191,589	174,794	233,379	106,509	99,450

The following table presents our historical balance sheet data as of March 31, 2018:

| | As of March 31, 2018 | |
| | Actual | Pro Forma[1] |
	(in thousands)	
Balance Sheet Data:		
Cash and cash equivalents	$ 52,699	$ 142,968
Total assets	1,342,638	1,432,907
Long-term debt, including current portion	929,029	873,379
Shareholders' equity	248,705	395,682

(1) The unaudited adjusted pro forma consolidated balance sheet gives effect to: (i) the issuance of 10,700,000 shares of our common stock pursuant to this offering; (ii) our application of the net proceeds from this offering as set forth under "*Use of Proceeds*," assuming an initial public offering price of $15.00 per share (which is the mid-point of the estimated price range set forth on the cover page of this prospectus); and (iii) the issuance of 966,022 shares of restricted common stock under our 2018 Plan immediately following the completion of this offering as part of the 2018 Plan Issuances. For a description of the method used to calculate the number of shares of restricted common stock to be issued under the 2018 Plan immediately after this offering, see "*Shares Eligible for Future Sale—Proposed Equity Exchange and 2018 Plan Issuances*" elsewhere in this prospectus. See "*Use of Proceeds*" for a description of the assumptions underlying the pro forma data related to our anticipated use of proceeds.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $145.9 million, or approximately $158.3 million if the overallotment option is exercised in full, based on an assumed initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Pursuant to an overallotment option, we and the selling shareholders have offered an aggregate of up to 1,605,000 shares of our common stock for sale in this offering. We will not receive any proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds from this offering to: (i) repay all outstanding indebtedness under our CIT Revolving Credit Facility in the amount of $25.7 million; (ii) repay from $20.0 to $40.0 million of existing indebtedness under our Spare Engine Facility and the Subordinated GECAS Notes; and (iii) in connection with the repayment, refinance the remaining portion of indebtedness under our Spare Engine Facility and the Subordinated GECAS Notes. Our CIT Revolving Credit Facility permits revolving borrowings of up to $35.0 million and bears interest at LIBOR plus a margin of 4.25%. Following our repayment of funds drawn under our CIT Revolving Credit Facility, the $35.0 million commitment amount will remain available for future borrowing through the maturity date of August 12, 2019. As of March 31, 2018, $92.3 million of borrowings were outstanding under our Spare Engine Facility. Funds drawn under this facility bear interest at the rate of 7.25% per annum plus the greater of (a) 0.5% or (b) the Eurodollar rate. There are four tranches of debt under our Spare Engine Facility, which mature between January 2022 and February 2023. As of June 28, 2018, the date of issuance, we had an aggregate of $29.4 million of borrowings outstanding under our Subordinated GECAS Notes, each of which bear interest at LIBOR plus 7.50% and mature on February 1, 2022. We can give no assurance that we will be able to refinance the Spare Engine Facility or the Subordinated GECAS Notes at acceptable rates, on acceptable terms, or at all. For a further description of our CIT Revolving Credit Facility, Spare Engine Facility and Subordinated GECAS Notes, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contractual Obligations*" elsewhere in this prospectus. Imperial Capital, LLC or its affiliates may receive a restructuring fee in connection with our repayment of debt. For a further discussion, see "*Underwriting—Relationships and Conflicts of Interest*."

We intend to use any remaining proceeds for general corporate purposes, which may include the repayment of other indebtedness, working capital and capital expenditures, including flight equipment acquisitions and lease buyouts. Currently, we do not know the amounts that we intend to use for each of these general corporate activities. Accordingly, our management will have broad discretion over the uses of the net proceeds in this offering.

Each $1.00 increase (decrease) in the assumed public offering price of $15.00 per share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $10.0 million. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $14.0 million, assuming that the assumed offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We have presented pro forma data in this prospectus that give effect to our application of the net proceeds from this offering. These pro forma adjustments have been made based on available information and assumptions that we believe are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on our historical financial information. The assumptions underlying the pro forma data related to our anticipated use of proceeds are set forth below:

- We will repay all outstanding indebtedness under our CIT Revolving Credit Facility in the amount of $25.7 million;

- We will repay $30 million of existing indebtedness under our Spare Engine Facility and the Subordinated GECAS Notes (which is the mid-point of the $20.0 to $40.0 million estimated repayment range set forth above) as part of a refinancing transaction; and

- We will refinance the remaining portion of indebtedness under our Spare Engine Facility and the Subordinated GECAS Notes, reducing the applicable interest rate from LIBOR plus a spread ranging from 7.25% to 7.50% to LIBOR plus 4.0%.

The pro forma data, adjustments and underlying assumptions are presented for illustrative purposes only and do not necessarily indicate our future results of operations. We urge you to read the pro forma data in conjunction with our financial statements, the accompanying notes, and the other financial information included elsewhere in this prospectus. For a reconciliation of net income and basic and diluted shares used to calculate pro forma basic and diluted net income per share attributable to common shareholders, see "*Summary Historical Consolidated Financial and Operating Data.*"

CAPITALIZATION

The following table sets forth our cash and cash equivalents, current maturities of long-term debt and capitalization as of March 31, 2018:

- on an actual basis; and

- on a pro forma basis to give effect to: (i) the issuance of 10,700,000 shares of our common stock pursuant to this offering; (ii) our application of the net proceeds from this offering as set forth under "*Use of Proceeds*," assuming an initial public offering price of $15.00 per share (which is the mid-point of the estimated price range set forth on the cover page of this prospectus); and (iii) the issuance of 966,022 shares of restricted common stock under our 2018 Plan immediately following the completion of this offering as part of the 2018 Plan Issuances. See "*Shares Eligible for Future Sale—Proposed Equity Exchange and 2018 Plan Issuances.*" For a description of the assumptions underlying the pro forma data related to our anticipated use of proceeds, see "*Use of Proceeds.*"

You should read this capitalization table together with our financial statements and the related notes appearing at the end of this prospectus, the "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" section, and other financial information included in this prospectus.

	As of March 31, 2018	
	Actual	Pro Forma[1]
(in thousands, except per share data)		
Cash and cash equivalents	$ 52,699	$ 142,968
Long-term debt, including current portion	929,029	873,379
Shareholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock of no par value and additional paid-in capital, 125,000,000 shares of common stock authorized, 12,394,215 shares issued and outstanding and 11,140,905 warrants issued and outstanding; 125,000,000 shares of common stock authorized pro forma, 24,060,237 shares issued and outstanding pro forma and 11,140,905 warrants issued and outstanding pro forma	115,275	262,252
Retained earnings	133,430	133,430
Total shareholders' equity	248,705	395,682
Total capitalization	$1,177,734	$1,269,061

---

[1] Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total shareholders' equity and total capitalization by $10.0 million (assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, shareholders' equity and total capitalization by approximately $14.0 million (based on an assumed initial public offering price of $15.00 per share, the mid-point of the price range as set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected consolidated historical financial and operating data below in conjunction with *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the financial statements and related notes included in this prospectus.

The selected consolidated statement of operations data for our fiscal years ended September 30, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data for the six months ended March 31, 2018 has been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for our fiscal years ended September 30, 2013, 2014 and 2015 have been derived from our consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the six months ended March 31, 2018 are not indicative of the results expected for the full year.

	Year Ended September 30,					Six Months Ended March 31,	
	2013[1]	2014[1]	2015	2016	2017	2017	2018
	(in thousands, except per share data)						
Operating revenues:							
Contract revenue	$ 382,125	$ 407,408	$ 481,168	$ 569,373	$ 618,698	$ 309,711	$ 310,904
Pass-through and other	33,131	28,617	24,931	18,463	24,878	9,619	21,420
Total operating revenues	**415,256**	**436,025**	**506,099**	**587,836**	**643,576**	**319,330**	**332,324**
Operating expenses:							
Flight operations	78,685	93,092	118,600	141,422	155,516	72,349	103,807
Fuel	13,531	6,092	1,017	753	766	400	198
Maintenance	102,473	123,506	142,643	225,130	210,729	117,422	105,756
Aircraft rent	77,243	80,942	69,083	71,635	72,551	36,060	36,582
Aircraft and traffic servicing	28,363	20,817	13,274	3,936	3,676	1,580	1,744
Promotions and sales[2]	5,406	2,795	11	—	—	—	—
General and administrative	31,598	34,501	39,940	42,182	38,996	20,676	21,267
Depreciation and amortization	32,945	33,425	42,296	46,020	61,048	29,600	31,598
Asset impairment	7,942	—	—	—	—	—	—
Total operating expenses	**378,186**	**395,170**	**426,864**	**531,078**	**543,282**	**278,087**	**300,952**
Operating income	**37,070**	**40,855**	**79,235**	**56,758**	**100,294**	**41,243**	**31,372**
Other (expense) income, net:							
Interest expense	(9,043)	(9,881)	(16,984)	(32,618)	(46,110)	(21,840)	(27,474)
Interest income	71	14	21	325	32	15	19
Other income (expense), net	2,458	(475)	975	381	(514)	(394)	(102)

	Year Ended September 30,					Six Months Ended March 31,	
	2013[1]	2014[1]	2015	2016	2017	2017	2018
	(in thousands, except per share data)						
Total other (expense) income, net	(6,514)	(10,342)	(15,988)	(31,912)	(46,592)	(22,219)	(27,557)
Income before taxes	30,556	30,513	63,247	24,846	53,702	19,024	3,815
Income tax (benefit) expense	(11,078)	11,749	24,248	9,926	20,874	7,110	(21,181)
Net income	$ 41,634	$ 18,764	$ 38,999	$ 14,920	$ 32,828	$ 11,914	$ 24,996
Net income per share attributable to common shareholders:							
Basic[3]	$ 5.83	$ 2.53	$ 5.03	$ 1.56	$ 3.01	$ 1.11	$ 2.18
Diluted[3]	$ 1.81	$ 0.82	$ 1.61	$ 0.62	$ 1.40	$ 0.51	$ 1.06
Pro forma net income per share attributable to common shareholders (unaudited)[4]:							
Basic					$ 1.54		$ 1.18
Diluted					$ 0.97		$ 0.76
Weighted-average common shares outstanding:							
Basic	7,146,165	7,425,165	7,749,665	9,558,242	10,918,527	10,780,678	11,441,271
Diluted	23,029,960	22,983,286	24,161,935	24,082,114	23,385,778	23,443,541	23,562,884
Non-GAAP financial data:							
EBITDA[5]	$ 72,473	$ 73,805	$ 122,506	$ 103,159	$ 160,828	$ 70,449	$ 62,868
EBITDAR[5]	$ 149,716	$ 154,747	$ 191,589	$ 174,794	$ 233,379	$ 106,509	$ 99,450

(1) Our operations data for our fiscal years ended September 30, 2013 and 2014 include results from our historical *go!* operations. We operated *go!* as an inter-island air carrier in Hawaii from 2006 to 2014.

(2) Promotion and sales primarily consists of reservations and marketing costs related to our historical *go!* operations. We do not pay promotion and sales expenses under our capacity purchase agreements.

(3) See Note 10 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted earnings per share.

(4) Pro forma net income per share attributable to common shareholders data is presented for our fiscal year ended September 30, 2017 and the six months ended March 31, 2018 to give effect to: (i) the issuance of 10,700,000 shares of our common stock pursuant to this offering; (ii) our application of the net proceeds from this offering as set forth under "*Use of Proceeds*," assuming an initial public offering price of $15.00 per share (which is the mid-point of the estimated price range set forth on the cover page of this prospectus); and (iii) the issuance of shares of restricted common stock under our 2018 Plan immediately following the completion of this offering as part of the 2018 Plan Issuances. For a description of the method used to calculate the number of shares of restricted common stock to be issued under the 2018 Plan immediately after this offering, see "*Shares Eligible for Future Sale—Proposed Equity Exchange and 2018 Plan Issuances*" elsewhere in this prospectus. See "*Use of Proceeds*" for a description of the assumptions underlying the pro forma data related to our anticipated use of proceeds. This pro forma net income per share attributable to common shareholders data is presented for informational purposes only and does not purport to represent what our pro forma net income (loss) or net income (loss) per share attributable to common shareholders actually would have been had this offering or the 2018 Plan Issuances been completed on October 1, 2016, or to project our net income or net income per share attributable to common shareholders for any future period.

(5) We define EBITDA as earnings before interest, income taxes, and depreciation and amortization. We define EBITDAR as earnings before interest, income taxes, depreciation and amortization and aircraft rent. EBITDA and EBITDAR are included as supplemental disclosure because our senior management believes that they are well recognized valuation metrics in the airline industry that are frequently used by companies, investors, securities analysts and other interested parties in comparing companies in our industry.

EBITDA and EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include: (i) EBITDA and EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; (ii) EBITDA and EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (iii) EBITDA and EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; (iv) EBITDA and EBITDAR do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (v) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future; and (vi) EBITDA and EBITDAR do not reflect any cash requirements for such replacements and other companies in our industry may calculate EBITDA and EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, EBITDA and EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. In addition, EBITDAR should not be viewed as a measure of overall performance because it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. For the foregoing reasons, each of EBITDA and EBITDAR has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.

The following table sets forth a reconciliation of net income and basic and diluted shares used to calculate pro forma basic and diluted net income per share attributable to common shareholders:

	Year Ended September 30, 2017	Six Months Ended March 31, 2018
	(in thousands, except per share data)	
Reconciliation:		
Net income	$ 32,828	$ 24,996
Pro forma adjustment to reflect reduction of interest expense related to the repayment of outstanding indebtedness under our CIT Revolving Credit Facility	270	742
Pro forma adjustment to reflect reduction of interest expense related to partial repayment and refinancing of our Spare Engine Credit Facility and Subordinated GECAS Notes[1]	2,606	2,241
Pro forma adjustment to reflect tax effect at statutory rates[2]	(1,007)	(732)
Total pro forma adjustment[3]	1,869	2,251
Net income used in calculating pro forma net income per share attributable to common shareholders, basic and diluted	$ 34,697	$ 27,247
Weighted average shares outstanding used to calculate net income per share attributable to common shareholders, basic	10,918,527	11,441,271
Pro forma adjustment to reflect issuance of 10,700,000 shares of our common stock pursuant to this offering	10,700,000	10,700,000
Pro forma adjustment to reflect issuance of shares of restricted common stock under our 2018 Plan in exchange for vested SARs	966,022	966,022
Weighted average shares used to calculate pro forma net income per share attributable to common shareholders, basic	22,584,549	23,107,293
Effect of dilutive warrants and unvested shares of common stock	12,467,250	12,121,613
Pro forma effect of dilutive issuance of shares of restricted common stock under our 2018 Plan in exchange for unvested SARs and unvested restricted stock units	747,456	747,456
Weighted average shares used to calculate pro forma net income per share attributable to common shareholders, diluted	35,799,255	35,976,362
Pro forma net income per share attributable to common shareholders:		
Basic	$ 1.54	$ 1.18
Diluted	0.97	0.76

(1) We have received a nonbinding financing letter relating to a proposed refinancing of the Spare Engine Credit Facility and Subordinated GECAS Notes, which, if completed, would reduce the applicable interest rate from LIBOR plus a spread ranging from 7.25% to 7.50% to LIBOR plus 4.0%. For each 1/8 percent variance in the applicable interest rates in excess of LIBOR plus 4.0%, pro forma interest expense would change by approximately $0.05 million and $0.04 million, respectively, for the periods presented.

(2) We have used a blended federal statutory income tax rate of 24.5% on taxable income earned during our 2018 fiscal year as a result of the Tax Act. For our 2017 fiscal year, we used a federal statutory income tax rate of 35%.

(3) See "*Use of Proceeds*" for a description of the assumptions underlying the pro forma data related to our anticipated use of proceeds.

The following table presents the reconciliation of net income to EBITDA and EBITDAR for the periods presented below:

	Year Ended September 30,					Six Months Ended March 31,	
	2013	2014	2015	2016	2017	2017	2018
	(in thousands)						
Reconciliation:							
Net income	$ 41,634	$ 18,764	$ 38,999	$ 14,920	$ 32,828	$ 11,914	$ 24,996
Interest expense	9,043	9,881	16,984	32,618	46,110	21,840	27,474
Interest income	(71)	(14)	(21)	(325)	(32)	(15)	(19)
Income tax expense (benefit)	(11,078)	11,749	24,248	9,926	20,874	7,110	(21,181)
Depreciation and amortization	32,945	33,425	42,296	46,020	61,048	29,600	31,598
EBITDA	72,473	73,805	122,506	103,159	160,828	70,449	62,868
Aircraft rent	77,243	80,942	69,083	71,635	72,551	36,060	36,582
EBITDAR	149,716	154,747	191,589	174,794	233,379	106,509	99,450

The following table presents our historical balance sheet data as of March 31, 2018:

	As of March 31, 2018	
	Actual	Pro Forma[1]
	(in thousands)	
Balance Sheet Data:		
Cash and cash equivalents	$ 52,699	$ 142,968
Total assets	1,342,638	1,432,907
Long-term debt, including current portion	929,029	873,379
Shareholders' equity	248,705	395,682

(1) The unaudited adjusted pro forma consolidated balance sheet gives effect to: (i) the issuance of 10,700,000 shares of our common stock pursuant to this offering; (ii) our application of the net proceeds from this offering as set forth under "*Use of Proceeds*," assuming an initial public offering price of $15.00 per share (which is the mid-point of the estimated price range set forth on the cover page of this prospectus); and (iii) the issuance of 966,022 shares of restricted common stock under our 2018 Plan immediately following the completion of this offering as part of the 2018 Plan Issuances. For a description of the method used to calculate the number of shares of restricted common stock to be issued under the 2018 Plan immediately after this offering, see "*Shares Eligible for Future Sale—Proposed Equity Exchange and 2018 Plan Issuances*" elsewhere in this prospectus. See "*Use of Proceeds*" for a description of the assumptions underlying the pro forma data related to our anticipated use of proceeds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Mesa Air Group, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Mesa Air Group, Inc. and its subsidiaries (the "Company") as of September 30, 2017 and 2016, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended September 30, 2017. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mesa Air Group, Inc. and its subsidiaries as of September 30, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Phoenix, Arizona
May 3, 2018 (August 8, 2018 as to the effects of the Second Amended and Restated Articles of Incorporation described in Note 17)

Under the Company's lease agreements, the Company typically agrees to indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft. The terms of these contracts range up to 18.5 years. The Company did not accrue any liability relating to the indemnification to the equity/owner participant because the probability of this occurring is not reasonably estimable.

In accordance with the aircraft and certain engine leases, the Company must comply with certain maintenance conditions upon return of the assets or the Company will incur a liability.

16. Contingencies

The Company is involved in various legal proceedings (including, but not limited to, insured claims) and FAA civil action proceedings that the Company does not believe will have a material adverse effect upon its business, financial condition, or results of operations, although no assurance can be given to the ultimate outcome of any such proceedings.

17. Subsequent Events

Subsequent to September 30, 2017, the Company amended an agreement with an aircraft lessor to defer up to $29.3 million of payments originally due in December 2017 through March 2018. Deferred amounts are charged 7.5% interest per annum and are repaid through December 2021.

Subsequent to year end, the Company refinanced $41.9 million of debt on nine CRJ-900 aircraft (due between 2019 and 2022) with $74.9 million of debt, resulting in net cash proceeds to the Company of $30.5 million after transaction related fees. The refinanced debt requires quarterly payments of principal and interest through fiscal 2022 bearing interest at LIBOR plus a spread ranging from 3.50% to 4.50%.

Subsequent to year end, Mesa Airlines entered into an amendment relating to the $35 million working capital draw loan to lower the consolidated interest and rental coverage ratio through the term of the agreement.

Subsequent to year end, Mesa Airlines entered into an amendment of the fiscal 2016 and 2017 flight equipment debt to, among other things, lower the fixed charge ratio covenant and provide for $1 million in mandatory principal prepayments over each of the next five fiscal quarters beginning on September 30, 2018.

On August 8, 2018, the Company filed its Second Amended and Restated Articles of Incorporation, which, among other things: (i) effected a 2.5-for-1 stock split of its common stock; and (ii) increased the authorized number of shares of its common and preferred stock to 125,000,000 and 5,000,000, respectively. All references to share and per share amounts in the Company's consolidated financial statements have been retrospectively revised to reflect the stock split and increase in authorized shares.

The Company has evaluated subsequent events through January 29, 2018, the date these consolidated financial statements were originally issued, and has updated such evaluation for disclosure purposes through May 3, 2018, the date the consolidated financial statements were reissued, and August 8, 2018 with respect to the stock split and the change in the authorized number of common and preferred stock reflected in the Second Amended and Restated Articles of Incorporation.

common stock issued under the 2018 Plan in exchange for the cancellation of restricted phantom stock units, unvested restricted shares and SARs will be subject to vesting on the same terms set forth in the prior vesting schedules and are not subject to acceleration in connection with the exchange.

On August 8, 2018, the Company filed its Second Amended and Restated Articles of Incorporation, which, among other things: (i) effected a 2.5-for-1 stock split of its common stock; and (ii) increased the authorized number of shares of its common and preferred stock to 125,000,000 and 5,000,000, respectively. All references to share and per share amounts in the Company's condensed consolidated financial statements have been retrospectively revised to reflect the stock split and increase in authorized shares.

The Company has reviewed subsequent events through June 15, 2018, the date these condensed consolidated financial statements were available to be issued, and through the re-issuance date, August 8, 2018.